Filed by Entegris, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Versum Materials, Inc.

Commission File No.: 1-37664

Date: January 28, 2019

January 28, 2019

Dear Fellow Entegris Employees,

Today, we announced the most significant transaction in our history – the merger of Entegris with Versum Materials in a $9 billion transaction, to create a premier specialty materials company. This merger is the combination of two very strong companies, and together we will be the world’s first comprehensive end-to-end materials solutions provider across the entire semiconductor manufacturing process. You can learn more about the combination at www.entegris-versummaterials.com.

We operate at the intersection of materials and purity, and as our recent financial results have shown, including the preliminary fourth quarter results issued earlier today, this is the right time and the right area for us to grow our business. Like us, Versum Materials is a cutting-edge specialty materials supplier to the semiconductor industry, which makes them the right partner.

By bringing together our two companies, we believe we will be well positioned to take advantage of the long-term semiconductor growth and capitalize on the needs for better materials and requirements for even higher levels of purity. At the same time, we will accelerate the development and time to market of new solutions that align with the industry technology roadmap. Together, we will have increased global scale, world class technological capabilities, and enhanced operational excellence to serve our customers better than ever before.

A critical factor to our continued success is you. Your innovative thinking, strong execution, and relentless focus on customer success has positioned us well. We will rely on you, as we always have, to continue providing our customers with the same outstanding service and high-quality products and solutions that they have come to expect from us.

Quick Facts About Today’s News:

•	The new company will retain the Entegris name and will have its global headquarters in Billerica, Massachusetts, while maintaining a strong operational presence in Tempe, Arizona.

•	We expect the transaction to be completed in the second half of 2019, following the satisfaction of closing conditions and the receipt of various approvals.

•	It is important to remember that until the transaction closes, Entegris and Versum Materials will continue to be separate, independent companies, and we will operate business as usual.

Management Team

Entegris will be led by a highly experienced and proven leadership team that reflects the strengths and capabilities of both companies. I will be the CEO of the combined company, Greg Graves will serve as CFO, and Versum Materials General Counsel, Michael Valente, will serve as General Counsel.

For this merger, we will create an Integration Office led by Bruce Beckman. Bruce will be joined by members from Entegris and Versum Materials to ensure a seamless transition and maximize the great assets and talent of both companies.

More Information About the Merger

Below are some questions and answers that are likely on your mind. I will provide more perspective in a town hall today at 11:30 a.m. ET, which can be accessed at here. You can also view a video from me regarding the transaction here.

Inquiries from Investors or the Media

Should you be contacted by members of the media or investors for comment, it is vital that you direct them to the investor relations department or the corporate communications team. Also, please do not communicate about the transaction externally via e-mail or social media.

This transaction will further strengthen our company, be a significant catalyst for achieving the next stage of our growth, and create exciting new opportunities for employees. This is an extraordinary time to be part of Entegris.

Best regards,

Bertrand Loy

President and Chief Executive Officer, Entegris

1.	What was announced?

•	Today we announced that Entegris and Versum Materials have signed an agreement to merge, in a $9 billion transaction, creating a premier specialty materials company.
•	Together, we will be the world’s first comprehensive end-to-end materials solutions provider across the entire semiconductor manufacturing process.

2.	What is a ‘merger of equals’?

•

A merger of equals is a transaction structure that enables two companies to combine, while providing ownership to both sets of shareholders. It also allows companies to come together in such a way that they can capitalize on the strengths and best practices of both organizations. It will also allow both sets of shareholders to share in the future success of the combined company.

3.	Who is Versum Materials?

•	Like us, Versum Materials is a cutting-edge specialty materials supplier to the semiconductor industry.
•	To learn more about Versum Materials, you can visit their website at https://www.versummaterials.com/.

4.	Why are we combining with Versum Materials? What are the benefits of the combination?

•	The combination of our highly complementary portfolios will be the broadest in the industry.
•

By bringing together our two companies, we believe we will be well positioned to take advantage of the long-term secular semiconductor growth and capitalize on the needs for better materials and the requirements for even higher levels of purity.

•	At the same time, we expect we will be able to accelerate the development and time to market of new technologies that align with the industry technology roadmap.
•	Importantly, we will have enhanced global scale, world class technical capabilities and enhanced operational excellence to serve our customers better than ever before.

5.	What does this mean for employees? What can employees expect between now and closing?

•	We believe the transaction will further strengthen our company, be a significant catalyst for achieving the next stage of our growth, and create exciting new opportunities for employees.
•	While our merger announcement is a significant milestone, it is important to understand that it is just the first step towards bringing our companies together.
•	Until the transaction closes, Entegris and Versum Materials will continue to be separate, independent companies, and we will operate business as usual.
•	Since our two businesses are highly complementary, we expect there will be little impact from the integration for the vast majority of employees.

6.	Who will lead the combined company?

•	Entegris will be led by a highly experienced and proven leadership team that reflects the strengths and capabilities of both companies.
•	Bertrand Loy, Entegris President and Chief Executive Officer will be the CEO of the combined company.
•	In addition, Greg Graves, Entegris Chief Financial Officer will serve as CFO for the combined company, and Michael Valente, Versum Materials General Counsel will serve as GC.

7.	What will the combined company be named? Where will our headquarters be located?

•

The new company will retain the Entegris name, and will have its global headquarters in Billerica, Massachusetts. We will maintain a strong operational presence in Tempe, Arizona, which is Versum Materials’ current headquarters.

8.	When will the merger be completed? What is required in order to close the transaction? What are the next steps?

•

We expect the transaction to be completed in the second half of 2019, subject to the satisfaction of customary closing conditions, the receipt of various regulatory approvals, and approval by the stockholders of each company.

9.	Will there be any layoffs as a result of the transaction? What will happen to employees in overlapping roles?

•	This transaction is about achieving the next stage of our growth, and we are counting on all of you to help us succeed and realize our goals.
•	Since our two businesses are highly complementary, we expect there will be little impact from the integration for the vast majority of employees.
•	Both companies recognize the many contributions of all employees and to the extent there are changes, we are committed to communicating with care and respect.

10.	What are the integration plans? Who will lead the integration effort?

•

For this merger, we will create an Integration Office led by Bruce Beckman. Bruce will be joined by members from Entegris and Versum Materials to ensure a seamless transition. They will work to maximize the great assets and talent of both companies.

11.	Will there be any changes to employee compensation or benefits plan?

•	Until the transaction closes, we will remain a separate, independent company and will continue to operate as usual; there will be no immediate changes to employee salaries, compensation, or benefits.

12.	Will any facilities or operations be closed or sold as a result of the merger?

•	Until the transaction closes, we will remain a separate, independent company and will continue to operate as usual.
•	For this merger, we will build an Integration Team with members from Entegris and Versum Materials to ensure a seamless transition and work to maximize the great assets and talent of both companies.

13.	What will happen to my stock ownership in Entegris?

•	No action is required by you with respect to any stock you hold in Entegris and you will continue to hold any such shares in the combined company.
•	Entegris stockholders will own approximately 52.5 percent and Versum Materials stockholders will own approximately 47.5 percent of the combined company.

14.	What does this mean for customers? What should I tell customers about this transaction?

•

This merger brings together two companies that share a customer-first culture and together, we will have the world’s first comprehensive and effective end-to-end materials solutions provider across the entire semiconductor manufacturing process.

•	In short, we believe the combined company will be positioned to serve our customers like never before.
•	We have developed a communication plan for communicating with our customers about the transaction and you will be notified if you are part of that outreach.
•	Unless otherwise indicated, do not discuss this transaction with our customers.

15.	What does this mean for suppliers? What should I tell suppliers about this transaction?

•	As one of the largest companies in the space, we will need to rely on our suppliers even more for our success, and this means there will be opportunities for us to work with them even more closely.
•	We have developed a communication plan for communicating with our supplier about the transaction and you will be notified if you are part of that outreach.

16.	Who can I contact if I have more questions?

•	As we move through this process, we will do our best to keep you informed. If you have any questions, please do not hesitate to reach out to your manager.

17.	Is there a place where partners and customers can go to get updated information about the merger?

•	For more information, please direct partners and customers to our deal microsite at www.entegris-versummaterials.com.
•	If you have any questions, please do not hesitate to reach out to your manager.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Entegris’ and Versum Materials’ control. Statements in this communication regarding Entegris, Versum Materials and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Entegris’ and Versum Materials’ business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Entegris’ and Versum Materials’ control. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and Versum Materials’ products and solutions; (ii) the ability to meet rapid demand shifts; (iii) the ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) the concentrated customer base; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) operational, political and legal risks of Entegris’ and Versum Materials’ international operations; (viii) Entegris’ dependence on sole source and limited source suppliers; (ix) the increasing complexity of certain manufacturing processes; (x) raw material shortages and price increases; (xi) changes in government regulations of the countries in which Entegris and Versum Materials operate; (xii) the fluctuation of currency exchange rates; (xiii) fluctuations in the market price of Entegris’ stock; (xiv) the level of, and obligations associated with, Entegris’ and Versum Materials’ indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Entegris’ and Versum Materials’ ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Entegris’ and Versum Materials’ filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on February 15, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, filed on November 21, 2018 and in other periodic filings, available on the SEC website or www.entegris.com or www.versummaterials.com. Entegris and Versum Materials’ assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Entegris and Versum Materials. In connection with the proposed transaction, Entegris intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Entegris and Versum Materials that also constitutes a prospectus of Entegris. Each of Entegris and Versum Materials also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Entegris and Versum Materials. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Entegris and Versum Materials, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://www.entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@entegris.com or by phone at 978-436-6500. Copies of the documents filed with the SEC by Versum Materials will be available free of charge on Versum Materials’ website at investors.versummaterials.com or by phone at 484-275-5907.

Participants in the Solicitation

Entegris, Versum Materials and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Entegris is set forth in Entegris’ proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 28, 2018, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 15, 2018. Information about the directors and executive officers of Versum Materials is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on December 20, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 21, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Entegris or Versum Materials using the sources indicated above.